Exhibit 99.1

Vasta closes acquisition of Editora Eleva

São Paulo, Brazil, October 29, 2021 - Vasta Platform Limited (“Company” or “Vasta”) (NASDAQ: VSTA) today announced the completion by its subsidiary, Somos Sistemas de Ensino S.A. (“Somos Sistemas”), of the acquisition of all the shares issued by Editora de Gouges S.A. (current name of Editora Eleva S.A., “Editora”), a company that holds all rights and assets related to the K-12 education platform provided by the Eleva group up to this date (“K-12 Education Platform Transaction”). As consideration for the K-12 Education Platform Transaction, it was defined a base purchase price, which takes into consideration the estimated net cash of Editora at closing. The base purchase price is subject to adjustments defined in the K-12 Education Platform Transaction agreement, including net indebtedness adjustments commonly used in similar transactions and adjustments based on the revenue of the K-12 Education Platform business of Editora in 2021 and 2022. Based on the current results, the parties' expectation is that the base purchase price amount in 2021, to be calculated in 2022, will be R$ 580 million, to which an estimated net cash adjustment of approximately R$ 32 million will be added (“K-12 Education Platform Acquisition Price”). The K-12 Education Platform Acquisition Price will be paid in installments over the next five years, all adjusted by the positive variation of the CDI. The first installment, in the amount of R$ 160 million, was paid on this date. The remaining amount will be paid in three (3) equal and annual installments, the first one due in the third anniversary of the closing. Finally, Somos Sistemas and Eleva Educação S.A. (“Eleva”), on this date, and as part of the transactions described above, entered into a commercial agreement effective for 10 years, for the supply of courseware by Somos Sistemas to Eleva and for the formation of a commercial partnership between Saber Serviços Educacionais S.A., Somos Sistemas and Eleva for the development of new educational tools.

ABOUT VASTA

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill-set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com.

CONTACT

Investor Relations

ri@somoseducacao.com.br

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “expect,” and “estimate” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services; (iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors.” Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.